Via Facsimile and U.S. Mail
Mail Stop 6010

January 3, 2008

Mr. Joseph B.M. Streppel
Chief Financial Officer
AEGON N.V.
Aegonplein 50
PO Box 85
2501 CB The Hague
The Netherlands

Re: **AEGON N.V.**
      Form 20-F for the Fiscal Year Ended December 31, 2006
      Filed March 30, 2007
      File No. 001-10882

Dear Mr. Streppel:

      We have reviewed your December 5, 2007 response to our November 20, 2007 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 20-F – December 31, 2006

18.2.2 Changes in accounting and presentation policies, page 191

1. In your response, you reference paragraph 6 of IAS 7 which states that "operating activities are the principal revenue-producing activities of the entity and other activities that are not investing or financing activities." When we look to the transactions that you represent as being principal revenue-producing activities such as purchases and sales of financial assets (excluding derivatives and financial assets at fair value through profit and loss), investments in real estate, and real estate held for own use, we note that these transactions do not appear to be revenue-producing activities because they do not relate to (1) the sale of goods; (2) the rendering of services; or (3) the use by others of entity assets yielding interest, royalties and dividends as noted under the scope of IAS 18.

We agree with your observation that IAS 7, paragraph 15 clarifies how to evaluate whether an investing activity of an entity should nonetheless be classified as an operating activity. We believe that the principle evident in IAS 7, paragraph 15 is that investing activities that are similar to (1) the sale of goods; (2) the rendering of services; or (3) the use by others of your assets should be classified as operating activities. Cash advances and loans made by a financial institution to its customers are consistent with this principle, but as discussed above it does not appear that AEGON's purchases and sales of financial assets (excluding derivatives and financial assets and fair value through profit and loss), investments in real estate, and real estate held for own use are consistent with this principle.

Your response indicates your belief that the balance sheet classification of the reported financial assets should not be relevant when determining the classification in the cash flow statement because your financial assets are held for the "same business purpose." You cite cash flows relating to financial assets held at fair value through profit or loss and cash flows from available for sale securities in your response as an example. We observe that the business purpose for owning financial assets helps determine their balance sheet and cash flow classification. For example, it appears clear from IAS 39, paragraph 9 that financial assets held for the purpose of near-term selling and repurchasing and short-term profit-taking are classified on the balance sheet at fair value through profit or loss. Similarly, IAS 7, paragraphs 16(c) and (d) require classification of financial instruments as investing activities unless they are held for the purpose of dealing or trading.

Based on the foregoing, it appears that your purchases and sales of financial assets (excluding derivatives and financial assets at fair value through profit and loss), investments in real estate, and real estate held for own use are not revenue-producing activities and are not held for business purposes that are similar to revenue-producing activities. In these circumstances, it is unclear to us why cash flows related to these investments are not classified as investing activities on the cash flow statement. In order for us to continue to evaluate your change in the cash flow presentation, please help us understand what consideration you gave to the matters described above.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant